Smith & Nephew plc

Building 5

Croxley Park

Hatters Lane

Watford

England

WD18 8YE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

March 7, 2022

Re: Notice of disclosure filed in the Annual Report on Form 20-F under section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Smith & Nephew plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on March 7, 2022.

Sincerely

Smith & Nephew plc

By:	/s/ Susan Swabey
Susan Swabey
Company Secretary